PROVINCE OF MANITOBA
2005/06 QUARTERLY FINANCIAL REPORT
APRIL TO SEPTEMBER 2005
NOTES TO THE QUARTERLY FINANCIAL REPORT
This report presents the unaudited financial results of the Province of Manitoba for the second quarter of the 2005/06 fiscal year.
The report is based on the organizational structure of departments established in the 2005/06 Estimates. The comparative data provided for the 2004/05 fiscal year has been restated to reflect the current organizational structure of departments.
SECOND QUARTER – ACTUAL TO ESTIMATE
The second quarter result of a net expenditure (excess expenditure over revenue) of $76.6 million was $116.6 million less than the six month estimate. The improvement reflects actual expenditures being $84.4 million lower than estimated, primarily due to differences in the timing of payments, while revenue was $32.2 million higher than estimated. The increase in revenue is primarily due to the signing of the Early Learning and Child Care Agreement with Canada and an increase in revenue from Water Power Rentals due to higher water flows.
SECOND QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS
In total, the second quarter net expenditure was $171.3 million lower than for the same period last year.
Total revenues were $433.5 million more than the same period last year, reflecting budgeted increases in both own source revenue and transfers from the Government of Canada.
Total expenditures were $262.2 million higher than the previous year primarily reflecting budgeted increases. Program expenditures were $237.1 million higher while public debt costs were $25.1 million higher. The largest increases in program expenditures occurred in the departments of Health, Education, Citizenship and Youth, Family Services and Housing, Intergovernmental Affairs and Trade and Justice.
CAPITAL INVESTMENT
Departmental expenditures for tangible capital assets were $82.6 million, $15.9 million less than estimated primarily due to timing variances. Expenditures were $18.8 million higher than for the same period last year, consistent with budgeted increases for infrastructure assets in 2005/06.
DEBT/PENSION REPAYMENT
The 2005 Budget provides for a $110.0 million contribution to the Debt Retirement Fund. As required by balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. In the 2005 Budget plan, the 2005/06 allocation is $87.0 million to the pension liability and $23.0 million for general purpose debt.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
YEAR END PROJECTION
As indicated in the first quarter report, the impact of unanticipated emergency expenditure costs, including those related to agriculture income support, combined with continuing pressures in health care and social programs have resulted in projected expenditures for the current year being higher than budget. While revenues are also forecast to be higher than budget, current year projections include a draw from the Fiscal Stabilization Fund.
Unanticipated expenditures associated with flooding, heavy rains and wind storms during the spring and early summer throughout much of the province are estimated to be $53.5 million for disaster assistance programs and $52.3 million for the Canadian Agricultural Income Stabilization (CAIS) program, double the current year budget, based on current estimates from the federal government. Health expenditures are forecast to be $93.9 million higher than budget including $9.4 million for wait time reduction programs, an expanded vaccine program and collective agreement costs for doctors and other health professionals that were not known at the time of the 2005 Budget. Other costs pressures include the Department of Family Services and Housing ($19.7 million) primarily for services for persons with disabilities and funding for universities ($10.0 million). Incremental expenditures of $18.4 million and offsetting revenue result from the signing of the Early Learning and Child Care Agreement. In total, expenditures are projected to be $274.2 million higher than budget.
Own source revenue is forecast to be $85.0 million higher than budget levels, primarily due to an improvement in Personal Income Tax and revenue from water power rentals. These increases are partially offset by lower forecasts for mining and tobacco taxes. Transfers from Canada are forecast to be $81.1 million higher reflecting partial recovery of expenditures under the disaster financial assistance agreement as well as $20.6 million related to the signing of the child care agreement. In total, revenue is expected to be $166.1 million higher than budget.
The year end positive balance for 2005/06 is forecast to remain at the budgeted level after a draw from the Fiscal Stabilization Fund of up to $98.7 million for general requirements and $9.4 million for wait time reduction programs. Efforts to manage discretionary expenditures continue in the second half of the year to reduce the required draw from the fund. An update on the province’s financial position will be provided in the third quarter report.
On a summary basis, the 2005 Budget projected a surplus of $196 million. While updated information is yet to be received from all provincial entities, the improved financial position at Manitoba Hydro, although partially offset by significant losses anticipated for crop insurance, is expected to achieve the projected year-end budget surplus.
FISCAL STABILIZATION FUND
The fund is projected to have a balance of $394.9 million at March 31, 2006, including $207.1 million for health programming that was pre-funded by Canada in the previous fiscal year. The status of the Fiscal Stabilization Fund is provided on page 13.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
BORROWING ACTIVITY
The estimate of borrowing requirements identified in the 2005 Budget was $2,526.2 million of which $2,084.4 was required for refinancing existing market debt for Manitoba Hydro, capital investment and Health’s capital program. The remainder was required for new capital investment including the Red River Floodway Expansion and self-sustaining programs including Manitoba Hydro.
The borrowing requirement has increased to $2,823.9 as a result of various program debt being called prior to maturity which will require refinancing. For the period April 1, 2005 to September 30, 2005, $105.5 million was raised through the issue of Builder Bonds and $1,527.4 million was raised in the public market.
NOTE TO READER:
The information presented on the following pages has been changed in format to improve readability. Content remains unchanged from previous years.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Revenue
Own Source Revenue	2,558,128	2,542,691	15,437	2,351,662	206,466
Government of Canada	1,390,941	1,374,166	16,775	1,163,908	227,033

Total Revenue	3,949,069	3,916,857	32,212	3,515,570	433,499

Expenditure
Program Expenditure	3,906,632	3,998,772	(92,140)	3,669,489	237,143
Debt Servicing	119,060	111,364	7,696	93,955	25,105

Total Expenditure	4,025,692	4,110,136	(84,444)	3,763,444	262,248

Net Revenue/(Expenditure)	(76,623)	(193,279)	116,656	(247,874)	171,251

Interfund Transfers
Debt/Pension Repayment	—	—	—	(96,357)	96,357
Fiscal Stabilization Fund	—	—	—	—	—

Total Interfund Transfers	—	—	—	(96,357)	96,357

Balance Under Balanced Budget Legislation	(76,623)	(193,279)	116,656	(344,231)	267,608

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Taxation:
Finance
- Individual Income Tax	943,821	947,335	(3,514)	886,848	56,973
- Corporation Income Tax	175,846	176,915	(1,069)	174,067	1,779
- Corporation Capital Tax	90,815	88,647	2,168	79,917	10,898
- Gasoline Tax	66,747	66,457	290	65,687	1,060
- Insurance Corporations Tax	29,065	27,407	1,658	27,186	1,879
- Land Transfer Tax	18,353	14,437	3,916	13,257	5,096
- Levy for Health and Education	118,935	117,502	1,433	113,945	4,990
- Mining Tax	31,605	29,986	1,619	15,800	15,805
- Motive Fuel Tax	33,173	32,676	497	32,762	411
- Retail Sales Tax	506,153	507,880	(1,727)	470,061	36,092
- Revenue Act, 1964, Part 1	26,906	25,581	1,325	25,193	1,713
- Tobacco Tax	87,426	87,841	(415)	91,085	(3,659)
- Environmental Protection Tax	1,403	1,394	9	1,399	4

	2,130,248	2,124,058	6,190	1,997,207	133,041
Industry, Economic Development & Mines - Oil and Natural Gas Tax	1,842	1,735	107	1,252	590

	2,132,090	2,125,793	6,297	1,998,459	133,631

Other Revenue:
Justice	17,410	17,027	383	15,674	1,736
Transportation and Government Services	62,331	61,683	648	56,918	5,413
Water Stewardship — Water Power Rentals	61,914	55,967	5,947	46,835	15,079
Manitoba Lotteries Corporation	135,000	135,000	—	112,000	23,000
Manitoba Liquor Control Commission	92,300	88,700	3,600	73,300	19,000
Other Departments	57,083	58,521	(1,438)	48,476	8,607

	426,038	416,898	9,140	353,203	72,835

Total Own Source Revenue	2,558,128	2,542,691	15,437	2,351,662	206,466

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Government of Canada:
Equalization	800,509	800,509	—	675,830	124,679
Canada Health Transfer (CHT)	363,180	363,180	—	247,824	115,356
Canada Social Transfer (CST)	160,056	160,056	—	153,192	6,864
Child Care	25,612	—	25,612	—	25,612
Health Reform Fund	—	—	—	27,492	(27,492)
Other Health Funds
- Diagnostic Medical Equipment Fund	—	7,371	(7,371)	1,259	(1,259)
- Medical Equipment Fund	—	1,651	(1,651)	1,368	(1,368)
- Primary Health Care Transition Fund	157	2,002	(1,845)	709	(552)
- Public Health Immunization Fund	—	—	—	14,619	(14,619)

Total Other Health Funds	157	11,024	(10,867)	17,955	(17,798)
Departments
- Labour Market Development	24,010	24,010	—	24,010	—
- Other Departments	17,417	15,387	2,030	17,605	(188)

Total Government of Canada	1,390,941	1,374,166	16,775	1,163,908	227,033

Total Revenue	3,949,069	3,916,857	32,212	3,515,570	433,499

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Legislative Assembly	13,047	13,034	13	12,151	896
Executive Council	1,639	1,671	(32)	1,457	182
Aboriginal and Northern Affairs	18,291	20,375	(2,084)	15,512	2,779
Advanced Education and Training	268,056	288,732	(20,676)	277,372	(9,316)
Agriculture, Food and Rural Initiatives	39,148	53,794	(14,646)	34,900	4,248
Civil Service Commission	2,544	2,722	(178)	2,304	240
Conservation	61,172	64,372	(3,200)	54,883	6,289
Culture, Heritage and Tourism	38,786	40,359	(1,573)	35,460	3,326
Education, Citizenship and Youth	608,060	612,432	(4,372)	558,526	49,534
Employee Pensions and Other Costs	30,158	30,860	(702)	27,019	3,139
Energy, Science and Technology	28,874	30,376	(1,502)	23,583	5,291
Family Services and Housing	471,959	487,811	(15,852)	439,299	32,660
Finance — Departmental Costs	73,378	74,194	(816)	71,070	2,308
Finance — Debt Servicing Costs	119,060	111,364	7,696	93,955	25,105
Health	1,707,059	1,711,494	(4,435)	1,619,662	87,397
Healthy Child Manitoba	10,775	11,797	(1,022)	9,926	849
Industry, Economic Development and Mines	8,393	11,233	(2,840)	10,722	(2,329)
Intergovernmental Affairs and Trade	146,588	152,805	(6,217)	131,064	15,524
Justice	130,382	131,816	(1,434)	115,272	15,110
Labour and Immigration	15,365	15,869	(504)	13,837	1,528
Seniors and Healthy Aging Secretariat	453	482	(29)	371	82
Sport	5,678	5,691	(13)	5,430	248
Transportation and Government Services	186,779	190,338	(3,559)	178,978	7,801
Water Stewardship	22,172	23,534	(1,362)	19,085	3,087
Enabling Appropriations	857	1,024	(167)	1,097	(240)
Other Appropriations	17,019	21,957	(4,938)	10,509	6,510

Total Expenditure	4,025,692	4,110,136	(84,444)	3,763,444	262,248

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF PART B — CAPITAL INVESTMENT
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
General Assets

Legislative Assembly	—	30	(30)	34	(34)
Advanced Education and Training	305	393	(88)	221	84
Agriculture, Food and Rural Initiatives	—	47	(47)	—	—
Conservation	160	718	(558)	182	(22)
Culture, Heritage and Tourism	—	—	—	—	—
Energy, Science and Technology	4,094	4,749	(655)	4,836	(742)
Family Services and Housing	640	668	(28)	392	248
Finance	68	292	(224)	29	39
Health	1	719	(718)	607	(606)
Justice	466	690	(224)	735	(269)
Transportation and Government Services	15,239	21,509	(6,270)	7,655	7,584
Enabling Appropriations	—	—	—	75	(75)

Total General Assets	20,973	29,815	(8,842)	14,766	6,207

Infrastructure Assets

Conservation	726	2,547	(1,821)	411	315
Transportation and Government Services	49,027	51,171	(2,144)	44,196	4,831
Water Stewardship	655	2,049	(1,394)	1,034	(379)
Manitoba Floodway Expansion	11,268	12,934	(1,666)	3,468	7,800
Enabling Appropriations	—	—	—	—	—

Total Infrastructure Assets	61,676	68,701	(7,025)	49,109	12,567

Total Capital Assets	82,649	98,516	(15,867)	63,875	18,774

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	Canadian Dollar	Canadian Dollar	Increase/(Decrease)
	Valuation	Valuation	September 30/05
	(Note 1)	(Note 1)	over
	September 30/05	Mar 31/05	Mar 31/05
Direct Debt Payable in:
Canadian Dollars	13,870,494	14,162,084	(291,590)
Issues Hedged to Canadian Dollars	3,380,914	2,946,914	434,000
U.S. Dollars	2,209,631	2,056,320	153,311
Issues Hedged to U.S. Dollars	614,166	884,160	(269,994)

Subtotal Direct Debt	20,075,205	20,049,478	25,727

Guaranteed Debt Payable in:
Canadian Dollars	509,370	660,075	(150,705)
U.S. Dollars	—	—	—

Subtotal Guaranteed Debt	509,370	660,075	(150,705)

Total Direct and Guaranteed Debt (note 2)	20,584,575	20,709,553	(124,978)
Less: Sinking Fund Investments	(4,444,777)	(4,561,149)	116,372
Less: Debt Retirement Fund	—	—	—

Total Direct and Guaranteed Debt Outstanding (note 3)	16,139,798	16,148,404	(8,606)

NOTE TO READER:
The above table provides information on the total direct and guaranteed debt outstanding at September 30, 2005, with comparative figures for March 31, 2005. Outstanding debt will fluctuate during the fiscal year as a result of the timing of borrowing activities of the province. While current accounting standards identify net debt as the best presentation of a government’s financial position, certain valuations used in the calculation of net debt are not available on a quarterly basis. Net debt is defined as total liabilities less the financial assets available to repay those liabilities. The Public Accounts for the year ended March 31, 2005 reflected net debt of the operating fund to be $8.3 billion (see Public Accounts, Volume 1, page 99) and for the government reporting entity to be $10.5 billion (see Public Accounts Volume 1, page 53).

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
(with comparative figures for March 31, 2005)
(UNAUDITED)
NOTES:
1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at September 30, 2005 and at March 31, 2005. As at September 30, 2005, the US dollar exchange rate was $1.1611 ($1.2096 at March 31, 2005).

2.	Direct and Guaranteed Debt are payable in Canadian and U.S. dollars. As at September 30, 2005, total Gross Debt was payable 86% in Canadian dollars and 14% in U.S. dollars. Of this total, General Government Program Debt and Other Debt was 100% payable in Canadian dollars. Manitoba Hydro Debt was payable 60% in Canadian dollars (59% at March 31, 2005) and 40% in U.S. dollars (41% at March 31, 2005).

3.	The above debt was issued for the following purposes:

	September 30, 2005		March 31, 2005
	($000 s)	($ per capita)	($000 s)	($ per capita)
		(Note 4)		(Note 4)
General Government Programs	6,667,768	5,662	6,594,139	5,607
The Manitoba Hydro-Electric Board	6,552,381	5,564	6,615,015	5,625
Capital Investments	466,736	396	363,519	309
Manitoba Hospital Facilities	675,761	574	738,761	628
Government Enterprises and Other	496,514	422	496,514	422
Other	1,280,638	1,087	1,340,456	1,140

Total	16,139,798	13,705	16,148,404	13,731

	(Note 5)
4.	Per Capita data is based upon population figures as at July 1, 2005 and April 1, 2005 as reported by Statistics Canada.

5.	In 2003/04, the Province, in accordance with Canadian GAAP, changed its accounting treatment for certain amounts owed to Canada and for debentures issued by certain school boards and hospitals, the debt service of which is paid with future grants from the Government. Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable. Debentures issued by school boards and hospitals, were previously recognized as an expense over the life of the debentures as grants for debt service were made and held by the Provincial Sinking Fund and Manitoba Public Insurance (MPI), (a Crown corporation). Now the obligation to fund debt principal payments is expensed in full at the time the debenture is issued. Any of these debentures held by MPI are recorded as “Loans Payable to Government Enterprises”. The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.

6.	General Government Program Debt increased by $73.6 million due to prefunding debt not yet matured. All other debt decreased $82.2 million due to Manitoba Hydro’s new capital requirements offset by the impact of a stronger Canadian dollar and a net increase in Manitoba Hydro’s sinking fund, matured hospital facilities debt and other debt which have not yet been refunded, offset by an increase in Provincial Part B capital requirements as a result of prefunding maturing debt. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar debt.

7.	Manitoba’s net general purpose debt to GDP ratio is projected to be 15.7% in 2005/06, down from 16.5% in 2004/05 and from 20.9% in 1999/2000. GDP data reflects the latest information available from Statistics Canada.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
DEBT RETIREMENT FUND
PROJECTION FOR YEAR ENDING MARCH 31, 2006
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	2005/06	2004/05
	Projection (1)	Actual (2)
Fund Balance, Beginning of Year	—	180,325

Revenue:
Interest Earnings	—	1,862
Transfer from Operating Fund	110,000	98,500

	110,000	100,362

Expenditure:
Transfer to Operating Fund for:
— Pension Assets Fund (3)	(87,000)	(78,712)
— Sinking Fund Obligation (4)	—	(201,975)

	(87,000)	(280,687)

Fund Balance, End of Year	23,000	—

Notes:
(1)	Based on projection included in the 2005 Budget.

(2)	Based on 2004/05 Public Accounts.

(3)	The actual allocation of funds for 2005/06 will be determined by the Allocation Committee as per Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

(4)	Based on debt retirement provision of the Act that at least once every five years, the Fund be collapsed and all amounts allocated to the Sinking Fund or Pension Assets Fund.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
PENSION ASSET FUND
PROJECTION FOR YEAR ENDING MARCH 31, 2006
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	2005/06	2004/05
	Projection	Actual (1)
Fund Balance, Beginning of Year	382,342	267,157

Revenue:
Interest Earnings	41,800	30,602
Transfer from Debt Retirement Fund (2)	87,000	78,712
Transfer from Departments and Crown Corporations	8,400	5,871

	137,200	115,185

Fund Balance, End of Year	519,542	382,342

Notes:
(1)	Based on 2004/05 Public Accounts

(2)	The actual allocation of funds for 2005/06 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
FISCAL STABILIZATION FUND
PROJECTION FOR YEAR ENDING MARCH 31, 2006
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	2005/06	2004/05
	Projection	Actual (1)
Total Fund Balance — Beginning of Year	485,943	78,881

Health Programs
Fund Balance — Beginning of Year	210,067	—
Interest Earnings	6,435	—
Transfer from / (to) the Operating Fund
— Wait Time Reduction Programming	(9,400)	155,115
— Other Health Related Programming	—	54,952

Fund Balance — End of Year	207,102	210,067

General Programs
Fund Balance — Beginning of Year	275,876	78,881
Interest Earnings	7,930	1,572
Transfer from / (to) the Operating Fund
— Year-end Positive Balance	2,665	195,423
— General Requirements	(98,700)	—

Fund Balance — End of Year	187,771	275,876

Total Fund Balance, End of Year	394,873	485,943

Note:
(1)	Based on 2004/05 Public Accounts.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO SEPTEMBER 2005
OPERATING FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2006
(UNAUDITED)
($000s)

	Revised	Budget
	Projection	Estimate
Revenue	8,342,653	8,176,598

Expenditure	8,338,088	8,063,912

Net Revenue/(Expenditure)	4,565	112,686

Interfund Transfers
Debt/Pension Repayment	(110,000)	(110,000)
Fiscal Stabilization Fund
— Wait Time Programs (Health)	9,400	—
— Other general requirements	98,700	—

	(1,900)	(110,000)

Balance Under Balanced Budget Legislation	2,665	2,686